

Twisha Shah-Brandenburg

Design Planning and Research | Adjunct Faculty | Board Member

Greater Chicago Area

ID IIT Institute of Design

IIT Institute of Design

See contact info

500+ connections

InMail ····

I am a lifetime learner and I bring that curiosity and rigor to my practice. I have played every role within the UX discipline (architecture, visual design, research and strategy) and can seamlessly shift between them. I am passionate about solving problems and taking them from discovery to implementation. M...

ResumeTSB_2018.pdf


Show more ⌄

Experience

ID
Adjunct Faculty
IIT Institute of Design
Mar 2017 – Present • 1 yr 4 mos
Greater Chicago Area

Dealing with Disruption. How can large organization stay nimble.

Today the business world is constantly being challenged by small and emerging players that take away significant market share at rapid paces. Large businesses are in need of developing new ways to create their product portfolios and introduce more nimble ways of beta-testing products based on their existing brand presence.

This course will teach students how to gather insights from companies that make up the sharing economies model and apply learning's from them to create innovative and effective solutions for existing businesses. This class is suited for students interested in planning and strategy roles in the context of in-house departments.

Class Intent:
- Introducing organizations to future planning
- Understanding user groups and behaviors that make up the sharing economies space
- Understanding industries that are ripe for disruption and what they have in common
- Introduce core components of viable strategic road maps
- Understanding corporate models, processes, traditional success drivers and reframing how organizations beta test
- Presenting ideas to stakeholders


Design Planning + Research Lead
RTC
Jun 2016 – Present • 2 yrs 1 mo
Greater Chicago Area

I currently lead the research practice at RTC.
A few of my responsibilities include:
- Leading and scoping projects, managing priorities, resources, budget, and timing.
- Writing proposals and supporting new business development activities.
- Vetting and managing vendor relationships.
- Development of trend reports and conducting deep qualitative research in multiple sectors in retail.
- Understanding consumer / user mindsets and how macro trends are shaping their behaviors and preferences.
- Development of a design thinking toolkit specific to omni-channel retail. The 3 use cases for the application of the toolkit in an organization are generative (eg. ideation) evaluative (eg. selecting criteria) and alignment (eg. choosing strategic directions)

Client work includes: Metrie, Masonite, L'Oreal Paris, BBVA and GGP to name a few.


Illinois Institute of Technology

Adjunct Faculty
Illinois Institute of Technology
May 2017 – Present • 1 yr 2 mos
Greater Chicago Area

Teaching interprofessional project teams in developing new STEM based products
Leveraging my non-profit and retail experience this course is designed for undergraduate students to professionally work with their team members in different majors and learn through co-creation sessions designed to teach design thinking in bite-sizes.
Skills being taught:
- Identify a problem space
- Map competitive playing field
- Derive insights from research.
- Create iterative prototypes and user testing.


Illinois Institute of Technology

Instructor
Illinois Institute of Technology
Sep 2015 – Present • 2 yrs 10 mos
Greater Chicago Area

Leading multiple inter-disciplinary student teams to solve real world problems by teaching user centered research methods and innovation strategies.
Skills being taught:
- Research and concept generation techniques
- Prototyping digital interactions that range from low-fidelity to high fidelity.
- Convergent and divergent thinking and when to utilize them in a project cycle.
- Building innovation narratives for audiences within different organizations

---


Grainger

Senior UX Planner
Grainger
Oct 2014 – Apr 2016 • 1 yr 7 mos
Greater Chicago Area

Owned development of procurement user journey based on ethnographic research that informed product road-maps for search, buy and manage tracks.

Facilitated and planned cross-functional workshops to bring alignment, kick-off initiatives or gather ideas based in design thinking methods.

Developed reports based on trend analysis, competitive benchmarking and qualitative / quantitative research that inform strategic direction for different eCommerce product portfolios for desktop and mobile.

Developed customer profiles based on ethnographic research that guided communication and product development.

Demonstrated ability to nurture productive, reciprocal partnerships to influence change.

Collaborated on multiple cross-functional product sprint teams to produce artifacts from low fidelity to high fidelity comps for desktop and mobile.

Created storytelling artifacts that helped share discoveries to influence business partners and create energy around an idea or an initiative.

Show more

Education

IIT Institute of Design

IIT Institute of Design
Master of Design Methods, Strategy, Innovation + Design Planning
2011 – 2013

Archeworks

Archeworks
2005 – 2006

The School of the Art Institute of Chicago

The School of the Art Institute of Chicago
Bachelor of Fine Arts, Visual Communications
1999 – 2003

Volunteer Experience

Intuit: The Center for Intuitive and Outsider Art

Board Member
Intuit: The Center for Intuitive and Outsider Art
Feb 2017 – Present • 1 yr 5 mos
Arts and Culture

This is a position I truly love as it allows me to bring my 2 passions together - art and research. I am serving on the committee for Audience Evaluation. We will be using a mix of quantitative and qualitative tools to help the museum and it's future investors get a bigger picture of who it's current audience is and what the opportunity space for future growth can be.



